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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
(Print or Type Responses)
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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
    Quazzo, Stephen R.                          Starwood Hotels & Resorts Worldwide, Inc./    Issuer (Check all applicable)
                                                Starwood Hotels & Resorts HOT
-------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)  3. IRS or Social Security  4. Statement for      ----              ---
  Transwestern Investment Company, LLC          Number of Reporting        Month/Year             Officer (give    Other (specify
  150 North Wacker                              Person (Voluntary)        December 2000       ----        title ---       below)
  Suite 800                                                                                               below)
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                 (Street)                                               5. If Amendment,    7. Individual or Joint/Group Filing
                                                                           Date of Original    (Check Applicable Line)
Chicago             IL             60606                                   (Month/Year)      X  Form filed by One Reporting Person
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(City)           (State)           (Zip)                                                        Form filed by More than One Report-
                                                                                            --- ing Person
 USA
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
   (Instr. 3)                      action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
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HOT Shares (1)                  12/27/00   S              300      D       $34.75
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                                                                                             0                   D
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                                                                                          11,189                 1           Trust
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                                                                                             397                 1           Spouse
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.     Page 1 of 3   (Over)
* If the form is filed by more than one reporting person, see instruction 4(b)(v).
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                                                                 SEC 1474 (7-96)
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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative   2. Conver-   3. Trans-  4. Trans-     5. Number of       6  Date Exer-   7. Title and Amount   8. Price
   Security                 sion or      action     action        Derivative         cisable and     of Underlying         of
   (Instr. 3)               Exercise     Date       Code          Securities Ac-     Expiration      Securities            Deriv-
                            Price of     (Month/    (Instr. 8)    quired (A) or      Date            (Instr. 3 and 4)      ative
                            Deriv-       Day/                     Disposed of (D)    (Month/Day/                           Secur-
                            ative        Year)                    (Instr. 3, 4       Year)                                 ity
                            Security                              and 5)                                                   (Instr.
                                                                                                                           5)
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                                                                                 Date    Expira-             Amount or
                                                    --------------------------   Exer-   tion       Title    Number of
                                                    Code  V     (A)     (D)      cisable Date                Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

                                      EXPLANATION OF RESPONSES
Reporting Person    Quazzo, Stephen R.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc. / Starwood Hotels & Resorts
Address             Transwestern Investment Company, LLC
                    150 North Wacker
                    Suite 800
                    Chicago, IL 60606
                    USA

Identification Number
(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation"), and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share").
Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one
Trust Share.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                   01/10/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 ------------------------------- --------
                                                                                            **Signature of Reporting Person    Date
                                                                                                  /s/ Stephen R. Quazzo

Note. File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form                                 Page 2
are not required to respond unless the form displays currently valid OMB Number.                       Page 2 of 3   SEC 1474 (7-96)
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